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                            HIGH TIDE VENTURES, INC.
                           747 17th Street, Suite 301
                              West Vancouver, B.C.
                                 Canada V7V 3T4


April 11, 2005

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Tim Buchmiller, Division of Corporate Finance

Dear Sirs:

Re: High Tide Ventures, Inc. - Registration Statement on Form SB-2 File No. 333-113845 - Amendment No. 3

We write in response to your letter dated April 4, 2005 regarding the above-noted registration statement on Form SB-2. We have today filed an amended Registration Statement via the EDGAR system. We enclose a copy of this amended Form SB-2, as well as a copy that has been blacklined to show changes from the previous filing.

We respond sequentially to your comments as follows:

Risk Factors - Page 7

If we do not obtain additional financing, our business will fail - Page 7
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1.       We note your  disclosure on page 7 that you have  "sufficient  funds to conduct  the  initial  two  phases of  recommended  exploration  on the
         property   estimated  to  cost  $15,000,"  and  your  disclosure  under
         "Proposed Budget" on page 24 that "[t]he Phase I exploration program [with a total cost of $5,000] will be funded from our cash on hand," and that "[t]he anticipated $10,000 cost of the Phase II program will be partially funded from our current cash on hand." Please revise your disclosure to be consistent.

         We have revised our disclosure on page 7 to indicate that we have sufficient funds to conduct the initial phase of exploration and to partially fund the phase two program from cash on hand.

Financial Statements - Page 32

General

2. We note that you restated your results for the period ended December 31, 2003. Please revise your financial statements to disclose the nature of the change in previously issued financial statements and the effect of its correction on net income and the related per share amounts in accordance with paragraphs 36 and 37 of APB 20 and Instruction 2(2)(v) to Item 310(b) of Regulation S-B. This change should also be referenced in your auditor's report.

         The December 31, 2004 and 2003 financial statements have been modified to disclose the nature of the reinstatement in fiscal 2003.

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Report of Independent Registered Public Accounting Firm, page 33

3. We note the reference in the fourth paragraph to the Company's net loss of $17,331 since inception. Please reconcile this amount to the statement of operations which discloses net loss for the period from February 13, 2004 (inception) to December 31, 2004 of $41,331.

         Our independent accountant has revised its report to disclose a net loss of $41,331 from inception to December 31, 2004.

Note 4. Common Stock - Page 42

4. Please revise your footnote disclosures for the years ended December 31, 2003 and 2004 to disclose, for each stock issuance, the basis for determining the stock price, for example whether it was determined by the Board of Directors, upon an arm's-length negotiation, upon a valuation, etc. and details of the basis for the accounting treatment.

         We have revised Note 4 to indicate that the stock price was determined by our Board of Directors.

                  Yours truly,

                  /s/  Brent Peters
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                  Brent Peters, President
                  High Tide Ventures, Inc.